

May 31, 2011

Via E-mail
Hikmet Ersek
President and Chief Executive Officer
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

      Re: **The Western Union Company**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 25, 2011
              File No. 1-32903

Dear Mr. Ersek:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 74

Consolidated Statements of Cash Flows, page 80

1.   We note that settlement assets include cash and cash equivalents, receivables from agents and customers and investment securities and settlement obligations include payables related to your money transfer, money order and payment services. Please tell us how you report cash inflows and outflows from your money transfer, money order and consumer payment services and the authoritative GAAP guidance supporting your classifications of cash flows as operating, investing or financing activities. Please specifically address your presentation and classification of receivables and payables, the change in cash and cash equivalents and purchases and sales of investment securities.

Notes to Consolidated Financial Statements, page 82

Note 2. Summary of Significant Accounting Policies, page 83

Earnings Per Share, page 83

2.   We note your disclosure in the first paragraph on page 118 that certain share unit grants do not provide for the payment of dividends. As such, we assume that certain restricted stock and unit awards provide for the payment of dividends. We also note that unvested shares of restricted stock are excluded from basic shares outstanding. Please tell us if unvested share-based awards contain non-forfeitable rights to dividends or dividend equivalents. In addition, please refer to ASC 260-10-45-60A through 61A and tell us your consideration of using the two-class method to compute basic earnings per share.

Note 18. Quarterly Financial Information (Unaudited), page 124

3.   Please refer to Item 302 of Regulation S-K and tell us your consideration of disclosing gross profit for each period presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief